Exhibit 20

FOR IMMEDIATE RELEASE




                  MERRIMAC INDUSTRIES ELECTS CARTER AS CHAIRMAN



West Caldwell, N.J., July 25, 1997: Merrimac Industries, Inc. reported today that Charles F. Huber II, 67, has resigned as Chairman of the Company and as a member of the Board of Directors. The Board elected Mason N. Carter, the current President and Chief Executive Officer, as Mr. Huber's successor.

Mr. Huber stated that: "Merrimac is growing. Mason Carter is now running the business as I envisioned it should be run when I joined the Board over ten years ago. It is time to transfer my responsibilities having the greatest of confidence in the future of Merrimac and Mason Carter."

Speaking on behalf of the Board, Mr. Carter said: "The guidance and leadership to the Company that Charlie has provided over the last three years has placed us in a position from which the Company can grow. He successfully led us through a difficult and challenging period of time."

Merrimac Industries' locations in West Caldwell, NJ and San Jose, Costa Rica have approximately 160 employees in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.




Contact: Mason N. Carter                              Fax:   (973) 882-5989
         Chairman, President and CEO             Email: mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202   Internet: http://www.merrimacind.com